Filed by Vacasa, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Solutions Corp.

Commission File No.: 001-40319

Know Who Drives Return Podcast Interview

Participants:

•	David Drapkin, Know Who Drives Return Podcast

•	Matt Roberts, Vacasa

David Drapkin: Hey everyone and welcome back to Know Who Drives Return, the podcast brought to you by Boardroom Alpha. I'm David Drapkin. And I'm thrilled today to welcome on Matt Roberts, who's the CEO of Vacasa. Matt also has extensive public company operating experience having been both the CEO and CFO of Open Table, as well as previously a board member of Xoom, Xoom with an x not current Zoom, and Vacasa is a vacation rental management platform that is going public via TPG Pace Solutions, and a $3.7 billion EV deal that was announced this summer. And who doesn't like talking about vacation? So Matt, thanks. Thanks so much for taking the time and very excited to chat with you today.

Matt Roberts: Thanks, David.

David Drapkin: So first off, I just wanted to start with a quick bit on on your history. So I think it's very relevant to these types of situations. So you were previously CFO and CEO of OpenTable, which ultimately led to an exit via what was then known as Priceline, and now Booking. I want to talk to you, can you talk a little bit about your experience as CEO of OpenTable, and then ultimately, you know, the decision to go with Priceline? And how you thought that that deal worked out for investors? I believe you, you took over the helm, the stock was in the $80s, and ultimately sold for $103. Can you give us a little bit of history there?

Matt Roberts: Sure. Well, I mean, just thinking about the experience from a, you know, that was sort of one piece of it, and sort of the the, the final act, if you will, but the the totality of the experience was very relevant to, to my current role at Vacasa, I see so many similarities to what Open Table was doing or did and is still doing to address pain points at the local market level, on the supply side. And when you do that, and you do that, with a technology platform underlying it, you're rewarded with a great business model and a very defensible model too, because it's, it's hard to address those pain points at the local market level. And, and when you do, you for Vacasa, the benefit is we get exclusive rights to the calendar, and that availability to market and sell in the, you know, hottest, hottest category and travel right now. So the running and network effects, local operations and logistics business, like Open Table was very helpful. In terms of the experience with Vacasa, I see tons of parallels I'm excited about as as we move forward, your specific question on the timing, etc., for for sale of that business to Priceline Group is, it just seemed like a good fit for the business. And, you know, I think it ended up being a great outcome. I think that the actual premium was around a 60% lift at time of the announcement and yeah, worked out great.

David Drapkin: That's great. And so then you were a board member of Vacasa, and you were appointed interim CEO, CEO, rather. And ultimately, obviously becoming permanent, sort of what led to that decision to ultimately stay on and, and decide, hey, I want to I want to lead this thing, lead this thing forward.

Matt Roberts: I'm having fun. It's a it's a great business. It's a tough business, in terms of there's a lot of complexity to it, as I mentioned, but I love solving problems and puzzles and business challenges. And that opportunity that we have in front of us was just really compelling. And throughout the pandemic, I became pretty bonded to the team you know, when you go through something that's such a shock to the system, it really pulls you closer to members and you know of your team that you work with day in and day out.

David Drapkin: Totally and definitely going to want to hear a little bit about you know, how things were going and have changed since COVID. But why don't we get over to Vacasa and maybe give a you know the the high level overview of you know what you guys do. And maybe some of the differences between what the general public would probably maybe incorrectly view as a as a direct substitute in someone like an Airbnb.

Matt Roberts: Right. So it the easiest way for me to explain it, my elevator pitch, if you will, is that we do everything required for a second home owner to rent out their property. And there's quite a bit involved in that statement. Everything from setting the property up, getting permits, making sure that you know all the safety measures are in place the amenities are where they need to be and then also servicing the reservations, everything from making sure that the home is in place prior to arrival of the guests, cleaning the property after a guest visit, and answering any service related commentary, but one of the most important things we do is we make sure that we price the home appropriately to maximize the revenue for homeowners. So they can they the second homeowner can just hand us the key, book the nights they want to use for personal use, and then just receive a check every month. And that's the core value proposition and the differentiation to other members of the market that are probably have much bigger brand names like the Airbnb, the Bookings, and the in the Vrbos of the world is they focus very much on the demand side of the equation. And we focus on the supply side, we're actually very strong partners with each of them. Because we're the product on the shelf for them, we create the nights that are available to sell on not only their channel, but actually 35% of the nights that we sell are through our own distribution channels, our app or our own website too.

David Drapkin: Are properties dual listed on across channels, are they...

Matt Roberts: Absolutely. So our job is to make homeowners the most amount of money possible because our business model is we get a take rate on the revenue, the rent that we generate. So if we have, you know, the way to think about it is if you have a product, you want to sell it in as many retail stores as you possibly can, and you want to optimize the merchandising per retail store the best that you can. And that's what we do. So we simultaneously tried very hard to sell those available nights on hundreds of distribution points, including our own.

David Drapkin: Right. Okay. And so you mentioned some of the the bigger the larger sort of players that are your distribution partners. So as an investor, right, what what, what's the pitch as to why I shouldn't buy you know, a share of Vacasa versus you know, riding the travel boom via a Booking or an Airbnb, or Expedia or something like that.

Matt Roberts: I'm not sure that it's an or, I think, in seriousness, because if you believe in the the macro trends that are in place, which is a consumer preference shift towards vacation rentals, and homeowners more and more willing to rent out their home, for income, both of those trends very much favor the industry as a whole. The challenge, primary challenge the industry has right now is there's not enough supply, demand has become more commoditized and available than supply. So Vacasa is is fundamentally a growth engine behind the entire ecosystem. Because if you don't have an available night to sell, it's great that you have a guest wanting to book, but you don't have anything to sell them. And so that's where we come in, and our focus on the supply side makes us a very important investment in this overall category.

David Drapkin: Right. Right. Which brings me a little bit to COVID. Right, because, you know, you think COVID travel companies, you know, total headwind had, like terrible years. So A can you talk a little bit about about how you guys were affected during COVID would be, you know, we've spoken to, you know, some other folks in the travel space, and it was interesting theme of, you know, work from anywhere or longer stays in homes, you know, away from hotels might actually be, you know, positive tailwinds, you know, for for business like, like yourself. So, can you touch a little bit on those two sort of competing themes, if you will?

Matt Roberts: Sure. Well, I'll start with in the beginning of the pandemic, it was really bad because that everything just got shut down, compliance wise, regulatory wise, they just shut down whole markets. So that was bad for everybody for for traditional accommodations and for vacation rentals. As markets started to open back up, our business completely rebounded and came back with a vengeance in a good way. And it has not even remotely slowed down if I would call it it's accelerated. Since then, we were having record volumes and record demand. It's it's, it creates its own operational challenges to have that much demand. But the business is is booming that the the trends that you mentioned about remote working is absolutely another favorable tailwind for the business. Because if we ask people that or do you plan to travel this fall? I might have the numbers exact not exactly right. But it's about 56% said yes. If they are in a position where they're remote working, it jumps up to the low 70s. Right. So it just is an indication of remote work does enable more flexibility, which enables more use of vacation rentals.

David Drapkin: Yeah, you don't have to, you know, rush out on a Thursday or Friday to hit it, like a three day stay at a hotel for a weekend, if you could stay the whole week. And, and, you know, not not take time off, right?

Matt Roberts: That's right.

David Drapkin: But how do you how do you balance? You mentioned you can't, there's not enough supply? You know, home prices are rising, you know, flights out of cities, you're that sort of dynamic. Where do you see? Or how do you see this supply coming to meet a level where you need to meet that demand?

Matt Roberts: Well, the good news is there's plenty of room to run here. In the US alone, there's 5 million second homes, and we're just over 30,000. And so we're so small relative to the total market, there's about a one and a half million of second homes in the US that are currently listed on just two sites, Vrbo, and Airbnb. So even if you just look at the currently listed homes we're small, but if you look at the 5 million homes were very, very much in the early days. The reason we look at the 5 million homes is because our technology platform is in place. And our service level that goes along with that we make it so easy for homeowners to decide to rent, 20% of our new new properties we add every month, are brand new to renting, they've never rented before. So they're in that 5 million, but they're not in that one and a half million. So we're creating, the platform we developed, is creating supply, right in the market. And we have a proven growth model. We have individual sales, and we also have our portfolio sales approach. So the business is very confident in our in our playbook for adding properties. And the market is enormous.

David Drapkin: Right. And so where do you see your biggest areas for growth? Is it, is it new markets? Is it just expanding? Penetration in existing markets? Is it M&A or combination of everything mentioned?

Matt Roberts: Yeah, it's it's predominantly continuing to run the playbook that we are using today, which is using our portfolio approach, which is simply buying small mom and pop property managers, so to speak, to enter new markets, or build density quickly in a market or opportunistically, but predominantly 75% of the properties that we add are through our direct sales channel. So we have local sales reps meeting with homeowners in markets, existing markets, to build density in those markets. And the favorable thing about adding density in the market from business perspective is it increase improves your contribution margin for the market.

David Drapkin: Right. And so that's great. And so the natural question, I would say is, why is now the right time to go public? And sort of how have you been thinking about that private to public transition, you know, of what you've obviously, you know, seen before?

Matt Roberts: Well, the reason it's the right time is that we are of the right scale with the right growth characteristics in the maturity of the the infrastructure of the business, it you know, you need to have a level of sophistication, to be a public enterprise. And we've been able to check all those boxes and put ourselves in a position. And further, we have good use for the capital. And so it makes sense to add that strength to our balance sheet, the primary objective with the capital is we're going to triple our investment in our development platform, and we're already way ahead of anybody else. And it'll just continue to widen that that lead, and we can use that capital to support our portfolio strategy of acquiring these small property managers.

David Drapkin: One of the most important things that we hear from folks is, as you know, being a steward of a public company is, you know, maintaining that credibility and trust to public shareholders. So, you know, you market a deal on projections, you tell the public, you're going to do something and I know you guys are tracking or exceeding even, you know, the numbers that you recently put out. How do you think about you know (A) maintaining that credibility with the public and (B) any lessons that you take from from your time as being a CEO and CFO of a public company that you're going to use when it comes to that sort of messaging, and, and progress and mentioning about projections to the to the public.

Matt Roberts: Well, it's just a lot more fun to under promise and over deliver.

David Drapkin: Advice you give anyone, right?

Matt Roberts: That's right. And so both myself and Jamie Cohen, who's our CFO have done this pretty extensively, and run public companies. And I think we have a very, very solid track record with public market investors as operators that, that understand the importance of transparency and credibility in terms of do what you say you're going to do. And so it's just sort of ingrained in the way that we choose to operate businesses. And I think our early examples of that is the targets that we shared as part of the original TPG announcement, we've already exceeded, significantly exceeded our second quarter results. And we've materially raised our third quarter results as well. So we're off to a good start in terms of the under promise and over deliver.

David Drapkin: That hasn't been the theme in terms of deSPACs but that's that's good to hear. So you mentioned Jamie, I did want to ask you about, about your leadership team, and sort of their skill sets. And you know, what you what you think really makes them stand out. And Jamie, I think you hired this year. So what did you see in her that that that led to be the right fit for you guys?

Matt Roberts: So Jamie Cohen was the CFO of Angi Home Services. So public company, independent public company. What I saw in Jamie, and what Jamie is delivering is just an exceptional financial mind and strategist and operator, as well as a business partner. And I couldn't be happier. I think Jamie is exceptional. And I think that any investors that have had an opportunity to meet with Jamie, as part of this process, would would share that conclusion as well. We've also brought in incrementally, this year, we brought in Allison Lowrie, who was also at Angi as Chief Marketing Officer, Alison's incredibly experienced chief marketing officer has great experience building brands. And then also Craig Smith, as our chief operating officer. Same thing also at Angi. And very experienced operator scaling businesses scaling, direct sales teams, to you know, 10x their the size when he first started. So what I like is the blending of six of our management team of our 10 leaders, senior leadership team, all worked on marketplace businesses, network effects businesses, myself, Mike's Xenakis, Mike Dotson from Open Table, and that in the three leaders that I just mentioned, from Angi, and what's great about that is not only the marketplace experience and the local operations, logistics experience, but the chemistry, right, we know we know how to work together, they know how to work together, and we all work really nicely together as well. So you de-risk the entry of people that that you know that you might have organ rejection.

David Drapkin: Right, team Open Table and team Angi. So let's shift to the to the deal a little bit. You know, again, you're not a, at least what the public would consider a typical, you know, SPAC target in terms of, you know, you're you're already launched a product, do you have real recurring revenue? You're on path to be breakeven in a couple years. How did you decide, you know, why was SPAC the right move versus another private funding round or more traditional IPO?

Matt Roberts: Well, at the end of the day, the end result is the same, we'll be an independently listed company on NASDAQ and start trading. And then the valuation will be what the business delivers in terms of performance. So you know, not to lose sight on that, you know, of course, we all end at the same place. What we got from the partnership with TPG Pace Solutions is also a set of folks on the other side that really understand the business very well, are very experienced technology, both operators and investors. Karl Peterson, you know, a founder of Hotwire is going to be joining our board. And so that process was aided by that. The benefiting of those that experience and it'll be beyond just the capital raise, it'll be ongoing, we’ll have that that benefit as well.

David Drapkin: Right. And noticed, you know, TPG Pace, you know, it's a warrantless structure, which is a little rare in in the SPAC world. Do you have any sense about how dilution would have been different had you chosen, you know, traditional, traditional IPO versus a SPAC?

Matt Roberts: I think in many ways this looks very much like a traditional IPO. There's actually in this case, as you mentioned, no warrants, it's a relatively minor dilution relative to its enterprise size, you know, the deal. The proceeds raised versus the market capitalization is fairly typical of an IPO. You know, in this case, we actually there's no selling shareholders, or, or, you know, the founders not selling either. And we think from a valuation perspective, it's set up to trade really well. I think that there is an embedded level of, we think on a fully distributed basis that there's an opportunity for expansion in the in the value. So we think it looks very much like a traditional IPO structurally. And so we we feel really good about that.

David Drapkin: Right. How does the valuation stack up versus your series D, which I think was in June 2020? Is there a big step up there?

Matt Roberts: Well, there's an increase, we hadn't reviewed or disclosed our series D, you know, financing. But that there's, the business itself is significantly bigger, and performing at a higher level than than it was in any prior financing. We are, you know, we're growing at a at a huge growth rate, and the scale of the businesses is much larger. And, for example, we just completed our acquisition in April of Turnkey, which brought both the management team and roughly 6,000 more properties onto the platform.

David Drapkin: Are there other targets out there, like TurnKey, that you might be potentially exploring at some point?

Matt Roberts: There are not any other national property management property management platforms out there. They're just, we’re we’re it. There are regional players that are much smaller than what TurnKey was. And then there's even hyper local, there's, there's 1,000s and 1,000s, of hyper local property managers. But there isn't anybody at scale to target. And so I think when you look at international, eventually, there are some larger scale players over there. But that is not embedded in our forecasts, in the near term, I take to go expand internationally.

David Drapkin: Got it. Got it. And so back to TPG, for a second, obviously highly regarded, you know, not only in the core tvg world, but also in SPAC land they have several out there, sort of what led you to team up with them and sort of what was, what was the process like? Was it just one on one with TPG? Was it you know, an auction where you connected to, you know, several different SPACs in there?

Matt Roberts: Yeah, not to get too detailed. But there was, yeah, but they, but at the end of the day, absolutely, we evaluated a number of options, with some very, very good potential candidates to work with. And the driver with TPG, that we mentioned, that I mentioned earlier, is really the team. Yeah, and what we felt like the team could do. And, you know, obviously, there's all the business economics and the terms that need to support the decision as well. But we like the partnership that we were able to create with them on an ongoing basis as well.

David Drapkin: You guys have, TPG, the SPAC at least, almost a unicorn that you're actually trading, at least as of this recording above, above your net asset value. But obviously a big theme, with a lot of these deSPAC transactions recently, unfortunately, has been high redemptions. And so I guess, two questions. One, how do you think about, you know, capital structure in the event that that would occur? And B is the sponsor’s promote, you know, reduced pro rata with with with redemptions

Matt Roberts: So in general on redemptions without getting into sort of specifics because they, we've done extensive communication with shareholders, and explain to them the business and the the value proposition that we've hold within the overall ecosystem. And to your point of unicorn, there's an element of just recognition by investors when we're talking about the business model. And we've published I don't know, over 100 pages of content, and graphs and explanations of the business model. So when you consume that information, you see how different we are, you see, the unique aspect of our business model, the growth opportunity, where we fit into the overall industry, and how important we are to the overall industry. And you walk away from an investor perspective, excited. Excited about the opportunity enthused about the future growth potential and valuation, you know, opportunity, increase opportunity. That's it. That's, that's what I would argue is why we are sort of training where we're at right now and why I believe that we will trade quite nicely going forward as far as specifically on the redemption question, you know, we'll we'll know much more about that as as you know, as we get to the, to the final stages here. But we have really very high level of confidence that the people that were investing in the in TPG Pace Solutions are known people, to to TPG, they've, TPG, has made them a lot of money historically. And it's a great match. They did they did their job, they picked a great company to invest in and and we've spent the time to show that to investors, not just investors that were in the original SPAC, but other investors beyond that, too,

David Drapkin: And what what what has you the most excited over the next 12 to 18 months?

Matt Roberts: Like I mentioned, you ask the original question, I'm having a lot of fun solving problems, and I think a team is is really energized by as great as we feel the business is operating today, we see this opportunity for continued optimization in 100 areas. And so chasing after those areas of optimization, and understanding that as we increase our scale, those small movements in you know, improvement can have meaningful financial impact. Right, that that's, that's the fun thing about running a scaled business that's, you know, that’s forecasted to do, you know, a billion dollars in in in revenue next year is when you focus on and execute on these operational initiatives, you get rewarded with meaningful, you know, economic gains.

David Drapkin: Right, right. You know, given a bit of the fragmentation in the travel space, your history, Vacasa, a M&A target in the future?

Matt Roberts: Oh, I don't know. I don't know. Look, I think for any operator, that sort of thinking that at that level and not focusing on day to day is you'd be I would be a little concerned. So my, my focus is and our team's focus is very much on the 100 things I just mentioned that makes the the business really important to the overall ecosystem and and then we'll we'll see where everything goes from there.

David Drapkin: Great. You know, I assume you don't have a favorite travel destination that you want to mention.

Matt Roberts: No, I you know, you I love all my children the same right? I there honestly, there's so many fantastic locations, we're in 400 destinations and I would aspire to try to go to all of them if I could, because I'm a big travel junkie, I my family and I love to do that. But you know, I have a freshman in high school and a seventh grader. So I don't always get the opportunity or the freedom yet to travel at will and never mind the work thing. But but there's a lot of great places out there for sure.

David Drapkin: Any any big plans to expand more international?

Matt Roberts: Not in the short term. You know, I'd say maybe medium, you know, to long term certainly there's a huge market opportunity above the domestic market. There's 20 million second homes if you pull back the lens and go global. And what I like about, what we're doing is we're investing in this technology platform that underpins everything that we do, such that when you go into an international geography, you're going in with a position of strength, because you have a unified tech platform. Still a lot of work to do a lot of differences in any given geography, but you have a strong foundation to the house, so to speak, that you can build on when you're expanding.

David Drapkin: Well, Matt, thanks very much for taking the time. I'm certainly going to go look up ski houses to get ready for the winter. And, you know, definitely follow the Vacasa story. A lot of exciting stuff to come. So really appreciate you taking time. Thanks again.

Matt Roberts: Great. Thanks, David. appreciate you having me.

Additional Information and Where to Find It

This communication is being made in connection with a proposed business combination involving Vacasa Holdings LLC (“Vacasa”) and TPG Pace Solutions Corp. (“TPG Pace Solutions”). In connection with the proposed transaction, Vacasa, Inc. ("NewCo") has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that includes a preliminary proxy statement for the shareholders of TPG Pace Solutions that also constitutes a preliminary prospectus of NewCo. TPG Pace Solutions urges investors, shareholders and other interested persons to read the preliminary proxy statement/prospectus as well as other documents filed with the SEC (including, when available, the definitive proxy statement/prospectus) because these documents will contain important information about TPG Pace Solutions, Vacasa, NewCo and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of TPG Pace Solutions as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary proxy statement/ prospectus and, once available, the definitive proxy statement/prospectus, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

TPG Pace Solutions, NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Solutions in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Solutions’ executive officers and directors in the solicitation by reading TPG Pace Solutions’ initial public offering prospectus, which was filed with the SEC on April 9, 2021 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination Shareholders, potential investors and other interested persons should read the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, carefully before making any voting or investment decisions. Copies of these documents may be obtained for free from the sources indicated above.

Forward-Looking Statements

Certain statements made in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPG Pace Solutions’ or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPG Pace Solutions and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPG Pace Solutions or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPG Pace Solutions shareholders’ redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPG Pace Solutions and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPG Pace Solutions and NewCo.

Additional information concerning these and other factors that may impact TPG Pace Solutions’ and Vacasa's expectations and projections can be found in TPG Pace Solutions’ periodic filings with the SEC, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC by NewCo, and in the definitive proxy statement/prospectus, when available. TPG Pace Solutions’ and NewCo's SEC filings are available publicly on the SEC's website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPG Pace Solutions nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release also does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No oﬀering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which have been filed as exhibits to the Current Report on Form 8-K filed by TPG Pace Solutions with the SEC on August 3, 2021.